SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

22nd CENTURY GROUP, INC.
(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

90137F103

(CUSIP Number)

Joseph Pandolfino

9350 Main Street

Clarence, NY 14031

(716) 270-1523

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE
13D
CUSIP No. 90137F103

(1)	Names of Reporting Persons S.S. or I.R.S. Identification Nos. Of Above Persons Joseph Pandolfino
(2)	Check the appropriate Box if a Member of a Group (a) (b)
(3)	SEC Use Only
(4)	Source of Funds
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned Each Reporting Person With	(7)	Sole Voting Power 4,743,035
	(8)	Shared Voting 0
	(9)	Sole Dispositive 4,743,035
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,743,035
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row 11 4.91%
(14)	Type of Reporting Person IN

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The SC 13D filed on July 28, 2017 (SEC Accession Number: 0001477932-17-003543) was mistakenly uploaded by the Edgar Printer as a SC 13D.  It should have been uploaded as an amended 13D (SC 13D/A).  Other than this paragraph, the contents of the SC 13D filed on July 28, 2017 and this Amendment No. 4 are identical.

This Amendment No. 4 amends the Schedule 13Ds previously filed (the “Existing Schedule 13D”) by Joseph Pandolfino, a United States citizen (the “Reporting Person”) with respect to ownership of the common stock, par value $.0001 per share (“Common Stock”), of 22nd Century Group, Inc., a Nevada corporation (the “Company”) (this “Schedule 13D”). Except as set forth below, the disclosure in the Existing Schedule 13D remains unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Existing Schedule 13D.

The percentage of beneficial ownership reflected in this Schedule 13D is based upon approximately 96,495,234 shares of Common Stock outstanding as of June 22, 2017, immediately after the exercise of outstanding warrants (the “Warrant Exercise”) described in the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission (the “SEC”) on June 19, 2017 (the “June 2017 8-K”). Prior to the Warrant Exercise, according to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2017, there were 90,895,234 shares of Common Stock issued and outstanding as of May 8, 2017.

Item 5. Interest in Securities of the Issuer.

(a) Based on the June 2017 8-K, the Reporting Person is deemed to beneficially own all 4,743,035 shares of Common Stock (the “Shares”), representing 4.91% of the outstanding shares of Common Stock as of the date hereof (calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, or Exchange Act). The percentage of outstanding shares of Common Stock beneficially owned by the Reporting Person is based upon the sum of 96,595,234 outstanding shares of Common Stock consisting of: (x) 96,495,234 shares outstanding as of June 22, 2017 and (y) 100,000 shares underlying immediately exercisable options owned by the Reporting Person.

(b) The Reporting Person, has the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of all the Shares.

(c) During the sixty days prior to July 24, 2017, the Reporting Person sold an aggregate of 682,828 shares of Common Stock in the open market for total proceeds of approximately $1,186,000 and at an average price per share of approximately $1.74.

(d) The Reporting Person is the only person known to have the right to direct the receipt of dividends from, or proceeds from the sale of, the Shares reported by this statement.

(e) On July 24, 2017, the Reporting Person ceased to be a beneficial owner (as such term is defined under Rule 13d-3 of the Exchange Act) of more than five percent of the outstanding shares of Common Stock.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 27, 2017	By:	/s/ Joseph Pandolfino
Joseph Pandolfino

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